[redacted]

SEC Mail Processing Section

FEB 28 2008

Washington, DC 103

UNITED
SECURITIES AND EXC
Washington,

08027088

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66492

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PINNACLE FINANCIAL GROUP, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

108 S. COURT AVENUE, SUITE 300
(No. and Street)

ORLANDO (City) FLORIDA (State) 32801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TODD BOREN, PRESIDENT AND CEO 407-622-8118
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MAYER HOFFMAN MCCANN P.C.
(Name - *if individual, state last, first, middle name*)

399 NORTHWEST BOCA RATON BLVD. (Address) BOCA RATON (City) FL 33432 (Zip Code)

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

AB 3/18

OATH OR AFFIRMATION

I, ____Todd A. Boren____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Mayer Hoffman McCann P.C___ as of _____2/27/08____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HEIDI N. BOREN
Comm# DD 816578
Expires 5/1/2008
Bonded thru (800)432-4254
Florida Notary Assn., Inc

Signature

President & CEO

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PINNACLE FINANCIAL GROUP, LLC

FINANCIAL STATEMENTS

Years Ended December 31, 2007 and 2006

MHM

Mayer Hoffman McCann P.C.

An Independent CPA Firm

399 Northwest Boca Raton Boulevard
Boca Raton, Florida 33432
(561) 392-7929 ph
(561) 391-3018 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Members
Pinnacle Financial Group, LLC
Orlando, Florida

We have audited the statements of financial condition of Pinnacle Financial Group, LLC (the Company) as of December 31, 2007 and 2006 and the related statements of operations, changes in members' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5(g) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pinnacle Financial Group, LLC as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.

Boca Raton, Florida
February 22, 2008

PINNACLE FINANCIAL GROUP, LLC

STATEMENTS OF FINANCIAL CONDITION

December 31, 2007 and 2006

	2007	2006
ASSETS		
CURRENT ASSETS		
Cash	$ 85,634	$ 341,394
Accounts receivable	2,809	10,750
Prepaid expenses	7,060	4,095
Investments	74,235	46,250
Interest receivable	3,739	-
Current portion, note receivable	36,000	72,000
TOTAL CURRENT ASSETS	209,477	474,489
EQUIPMENT AND LEASEHOLD IMPROVEMENTS, less accumulated depreciation	22,061	7,086
OTHER ASSETS		
Notes receivable	42,714	43,241
Deposits	50,000	50,000
Investments, at equity	-	8,254
TOTAL OTHER ASSETS	92,714	101,495
TOTAL ASSETS	$ 324,252	$ 583,070
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 57,156	$ 4,751
Line of credit payable	40,902	110,860
TOTAL CURRENT LIABILITIES	98,058	115,611
MEMBERS' EQUITY	226,194	467,459
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 324,252	$ 583,070

See Notes to Financial Statements

PINNACLE FINANCIAL GROUP, LLC

STATEMENTS OF OPERATIONS

Years Ended December 31, 2007 and 2006

	2007	2006
REVENUE		
Commissions	$ 835,814	$ 1,055,512
Private placement	200,000	53,500
	1,035,814	1,109,012
OPERATING EXPENSES		
Employee compensation and benefits	538,678	560,458
Professional fees	45,926	62,485
Travel	15,953	33,701
Promotional	20,916	32,245
Office and other expenses	397,705	391,694
TOTAL OPERATING EXPENSES	1,019,178	1,080,583
INCOME FROM OPERATIONS	16,636	28,429
OTHER INCOME (EXPENSE)		
Equity in earnings (loss) of jointly owned company	(8,254)	(29,398)
Interest income	14,940	19,646
Interest expense	(6,843)	(5,896)
Gains (losses) on investments	27,985	(11,415)
Miscellaneous income (expense)	(1,229)	11,357
TOTAL OTHER INCOME (EXPENSE)	26,599	(15,706)
NET INCOME	$ 43,235	$ 12,723

See Notes to Financial Statements

PINNACLE FINANCIAL GROUP, LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

Years Ended December 31, 2007 and 2006

Balance, January 1, 2006	$ 1,157,454
Distributions:	
The Pinnacle Companies, Inc.	(351,359)
J. MacArthur, LLC	(351,359)
	(702,718)
Net income	12,723
Balance, December 31, 2006	467,459
Distributions:	
The Pinnacle Companies, Inc.	(142,250)
J. MacArthur, LLC	(142,250)
	(284,500)
Net income	43,235
Balance, December 31, 2007	$ 226,194

See Notes to Financial Statements

PINNACLE FINANCIAL GROUP, LLC

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2007 and 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 43,235	$ 12,723
Adjustments to reconcile net income to net cash flows from operating activities:		
Unrealized (gain) loss on investment	(27,985)	11,415
Depreciation	10,031	4,069
Equity in loss of jointly owned company	8,254	29,398
Decrease (increase) in operating assets:		
Accounts and interest receivable	4,202	23,959
Prepaid expenses	(2,965)	(854)
Increase (decrease) in operating liabilities:		
Accounts payable	52,405	(8,615)
Due to affiliates	-	(73,256)
NET CASH FLOWS FROM OPERATING ACTIVITIES	87,177	(1,161)
CASH FLOWS FROM INVESTING ACTIVITIES		
Investment in notes receivable	-	(150,000)
Repayments on notes receivable	36,527	34,759
Purchase of property and equipment	(25,006)	-
Decrease in deposits	-	4,200
Purchase of investment	-	(57,665)
NET CASH FLOWS FROM INVESTING ACTIVITIES	11,521	(168,706)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from line of credit, net	-	110,860
Repayments on line of credit, net	(69,958)	-
Distributions to members	(284,500)	(702,718)
NET CASH FLOWS FROM FINANCING ACTIVITIES	(354,458)	(591,858)
NET INCREASE (DECREASE) IN CASH	(255,760)	(761,725)
CASH, BEGINNING OF PERIOD	341,394	1,103,119
CASH, END OF PERIOD	$ 85,634	$ 341,394
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid for interest	$ 6,843	$ 5,896

See Notes to Financial Statements

PINNACLE FINANCIAL GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

(1) Nature of business and significant accounting policies

Nature of business - Pinnacle Financial Group, LLC (the Company) provides money management and other financial and advisory services to individual and corporate clients. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Florida Limited Liability Company.

A summary of the Company's significant accounting policies follows:

Cash - For purposes of reporting the statement of cash flows, the Company includes all cash accounts and all highly liquid investments purchased with a maturity of three months or less, other than securities held for sale in the normal course of business, as cash on the accompanying statements of financial condition.

Accounts receivable - Accounts receivable are presented at face value, net of the allowance for doubtful accounts. The allowance for doubtful accounts is established through provisions charged against income and is maintained at a level believed adequate by management to absorb estimated bad debts based on current economic conditions. Management considers all accounts to be collectible and, therefore, has not established a provision for uncollectible accounts.

Notes receivable - Notes receivable are stated at unpaid principal balances, less an allowance for losses. Interest on notes receivable is recognized over the term of the loan and is calculated using the simple-interest method on principal amounts outstanding. Management considers all notes to be collectible and, therefore, has not established a provision for uncollectible notes.

Investments - Investments in jointly owned companies in which the Company has a 20% to 50% interest or otherwise exercises significant influence are carried at cost, adjusted for the Company's proportionate share of their undistributed earnings or losses. Investments in equity securities are held at fair market value.

Revenue recognition - Investment advisory fees are recognized as earned on a pro-rata basis over the term of the contract. Co-Agent commissions relative to insurance products and securities trading activity are recognized when the underlying transaction is completed.

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation - Depreciation on equipment and leasehold improvements is provided on a straight-line basis using an estimated useful life of three years and the shorter of the related lease term or seven years, respectively. Total depreciation expense for the year ended December 31, 2007 and 2006 was $10,031 and $4,069, respectively.

(1) **Nature of business and significant accounting policies (Continued)**

Advertising costs - Advertising costs are charged to operations when incurred. The Company incurred $0 in advertising costs for the years ended December 31, 2007 and 2006.

Income Taxes - The Company is a Limited Liability Company and is treated as a partnership for tax purposes. The Company's members are responsible for their respective share of income taxes.

(2) **Concentration of credit risk**

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash accounts in financial institutions. Cash exceeding federally insured limits at December 31, 2007 and 2006 totaled $0 and $101,066, respectively.

(3) **Investment in securities**

During 2006 the Company purchased equity securities through an initial public offering of common stock. The total cost of the common shares acquired was $57,665. Under the securities offering agreement the Company must not sell or otherwise transfer or dispose of the shares for a period of 360 days, otherwise known as the lockup period. The lockup period expired in February 2007.

(4) **Equipment and leasehold improvements**

Equipment and leasehold improvements consist of the following:

	December 31, 2007	December 31, 2006
Cost		
Computer equipment	$ 18,043	$ 10,109
Leasehold improvements	21,964	4,892
Total cost	40,007	15,001
Accumulated depreciation	17,946	7,915
Net property and equipment	$ 22,061	$ 7,086

(5) **Note receivable**

On May 25, 2006 the Company loaned $150,000 under a promissory note agreement to an unrelated entity. The promissory note is receivable in twenty-five (25) monthly installments of $6,000 principal beginning July 1, 2006, with monthly interest payments at prime plus 1.75%. The note is secured by a pledge agreement which grants the Company 10% of the stock of the unrelated entity upon default.

(5) **Note receivable (Continued)**

During 2007, the Company verbally modified the promissory note agreement to extend the maturity of the note through May 2009 and suspend the required payment of principal until July 2008. Interest is to continue to accrue on unpaid principal during the suspension period.

Interest income from the note receivable for the years ended December 31, 2007 and 2006 totaled $8,748 and $6,751, respectively.

(6) **Investments in jointly owned company**

In October, 2004, the Company purchased 40% of the stock of Richmond Investments (Bermuda) Limited (Bermuda), now Pinnacle Financial Group Ltd., for $250,000. The investment is carried at equity.

During 2007, the Company determined its investment in Pinnacle Financial Group Ltd. to be completely impaired and has reduced the carrying value of the investment to zero.

The following is a summary of 2007 and 2006 financial position and results of operations of Bermuda:

	2007	2006
Current assets	$ 31,399	$ 38,751
Fixed and other assets	-	1,196
Total assets	$ 31,399	$ 39,947
Current liabilities	$ 43,413	$ 18,911
Stockholders' equity	(12,014)	20,636
Total liabilities and stockholders' equity	$ 31,399	$ 39,547
Results of operations:		
Revenues	$ 875	$ -
Costs and expenses	16,332	30,252
Net loss for the period	$ (15,457)	$ (30,252)
Carrying value of investments under equity method:		
Equity in net assets at beginning of year	$ 8,254	$ 37,652
Equity in net loss	(8,254)	(29,398)
Equity in net assets at end of year	$ -	$ 8,254

(7) Line of credit

On April 11, 2006, the Company obtained a $150,000 variable rate revolving line of credit from a bank. The principal of the line of credit is payable on demand or by the maturity date. The Company extended the line of credit through April 11, 2008. Unused principal totaled $109,098 at December 31, 2007. Accrued interest on the outstanding principal is payable monthly at the bank's prime rate plus 0.25%. The interest rate on the line of credit was 8.50% at December 31, 2007 and 2006. Interest expense on the line of credit for the year ended December 31, 2007 and 2006 was $6,843 and $5,896, respectively.

(8) Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, restrictions may be imposed to prohibit equity withdrawals or cash dividends if the resulting net capital ratio would exceed 10 to 1. At December 2007, the Company had net capital as defined by Rule 15c3-1 of $72,924 which exceeds its required net capital of $6,537 by $66,387. The Company's ratio of aggregate indebtedness to net capital was 1.345 to 1 at December 31, 2007.

(9) Exemption

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission. Therefore, the Company is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

(10) Related party transactions

Employee benefit plans

The Company's employees participate in a voluntary retirement savings 401(k) plan which is sponsored by The Pinnacle Companies, a related party through common ownership. The Company matches employees' contributions based on a percentage of salary contributed by participants. The Company's expense for the plan was $1,801 and $2,133 for the years ended December 31, 2007 and 2006, respectively.

Office lease

During 2006, the Company finalized an agreement to lease its office space from a related party under an operating lease. The lease requires monthly payments of $1,983 during the initial three-year term, with the lease to continue at the same rate on a year-to-year basis unless either party gives 120 days' written notice. The Company terminated the lease effective April 15, 2007. The Company made lease payments of $7,390 and $25,336 during the year ended December 31, 2007 and 2006.

(11) Office lease commitment

During 2007, the Company entered into an agreement to sublease office space from an unrelated third party effective February 1, 2007 for a period of 3 years. The lease requires the Company to pay a pro-rata share of maintenance and other costs on the leased office. The following schedule shows the aggregate future minimum lease payments required under the operating lease:

Years Ending December 31,		
2008	$	26,076
2009		26,076
2010		2,173
Total	$	54,325

Rent expense under this sublease for the year ended December 31, 2007 totaled $30,183.

(12) Private Placement Consideration

During 2007, the Company provided private placement services under an agreement which provided for the Company to receive up to a 2.5% membership interest in the entity the funds were being used for. As of December 31, 2007, the Company had not received any membership interest under the agreement and has no basis for determining the fair value of the membership interests. As a result, the Company has not recorded the membership interest and related revenue in the financial statements. The Company anticipates receiving the membership interest during 2008. Upon receipt, the Company intends to distribute the membership interest to its members.

ADDITIONAL INFORMATION

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

399 Northwest Boca Raton Boulevard
Boca Raton, Florida 33432
(561) 392-7929 ph
(561) 391-3018 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Members
Pinnacle Financial Group, LLC
Orlando, Florida

In planning and performing our audit of the financial statements of Pinnacle Financial Group, LLC (the Company), as of and for the year ended December 31, 2007 in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of difference required by rule 17a-13.
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with U.S. generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we considered to be significant deficiencies and material weaknesses, as defined above. These conditions were considered in determining the nature, timing and extent of the procedures performed in out audit of the financial statements of Pinnacle Financial Group, LLC as of and for the year ended December 31, 2007, and this report does not affect our report thereon dated February 22, 2008. Following are the significant deficiencies and material weaknesses that have come to our attention.

Significant Deficiency - Segregation of Duties

The Company has a limited number of accounting personnel and, accordingly, does not have sufficient internal controls in certain areas because of an inadequate segregation of duties. Effective internal control contemplates an adequate segregation of duties so that no one individual handles a transaction from its inception to its completion. While we recognize that the Company's accounting staff may not be large enough to permit an adequate segregation of duties in all respects for effective internal control, it is important that management be aware of this condition, and realize that this concentration of duties is not ideal. Under these conditions, the most effective control lies in management's and the members' knowledge of matters relating to the Company's operations.

Material Weakness - Evaluation of Transactions

During our audit of operating expenses we found that improvements to the Company's newly leased facilities and purchases of computer equipment were not appropriately capitalized during the year. Depreciation expense was also not recorded. Additionally, management modified their note receivable agreement. The additional accrued interest receivable associated with the note receivable modification was not recorded. Management's procedure to evaluate and correctly account for these transactions is inadequate and should be evaluated and modified to improve internal control over financial reporting and the accuracy of the financial statements.

Material Weakness - Financial Statement Preparation

We assisted in the preparation of the Company's year-end financial statements and related footnote disclosures. Although the Company appears to have adequately qualified personnel responsible for financial reporting as required by Rule 17 of the Securities and Exchange Commission, the Company does not appear to have adequately qualified personnel responsible for preparing the Company's annual financial statements including related footnote disclosures in accordance with U.S. generally accepted accounting principles. The Company should periodically consider its alternatives to obtain this required expertise. However, outsourcing of these functions requires oversight of these processes by a member of the Company's management who has the appropriate skill, knowledge and/or experience and will also accept responsibility for the results.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

Boca Raton Florida
February 22, 2008

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

399 Northwest Boca Raton Boulevard
Boca Raton, Florida 33432
(561) 392-7929 ph
(561) 391-3018 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

To the Members
Pinnacle Financial Group, LLC
Orlando, Florida

We have audited the financial statements of Pinnacle Financial Group, LLC as of December 31, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mayer Hoffman McCann P.C.

Boca Raton, Florida
February 22, 2008

PINNACLE FINANCIAL GROUP, LLC
COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2007
COMPUTATION OF NET CAPITAL

Schedule I

1. Total ownership equity from Statement of Financial Condition		$	226,194
2. Deduct: ownership equity not allowable for net capital			-
3. Total ownership equity qualified for net capital			226,194
4. Add:			
a. Liabilities subordinated to claims of general creditors allowable in computation of net capital			-
b. Other (deductions) or allowable credits			-
5. Total capital and allowable subordinated liabilities			226,194
6. Deduction and/or charges:			
a. Total non-allowable assets included in Statement of Financial Condition:	$ 153,190		
b. Secured demand note deficiency	-		
c. Commodity futures contracts and spot commodities-proprietary capital charges	-		
d. Other deductions and/or charges contingent liability	-		153,190
7. Other additions and/or allowable credits: Deferred taxes on unrealized appreciation of investment securities			-
8. Net capital before haircuts on securities positions			73,004
9. Haircuts on securities:			
a. Contractual securities commitments			-
b. Subordinated securities borrowings			-
c. Trading and investment securities:			
i. Exempted securities			-
ii. Debt securities			-
iii. Options			-
iv. Other securities			-
d. Undue concentration (illiquid investment securities)			-
e. Other			80
10. Net capital		$	72,924

PINNACLE FINANCIAL GROUP, LLC
COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2007
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS
AND AGGREGATE INDEBTEDNESS

Schedule II

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

11. Minimum net capital required (6-2/3% of line 19)	$	6,537
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries	$	5,000
13. Net capital requirement (greater of line 11 or 12)	$	6,537
14. Excess net capital (line 10 less 13)	$	66,387
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	63,118

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities included in Statement of Financial Condition	$	98,058
17. Add:		
a. Drafts for immediate credit		-
b. Market value of securities borrowed for which no equivalent value is paid or credited		-
c. Other unrecorded amounts contingent liability		-
19. Total aggregate indebtedness	$	98,058
20. Ratio of aggregate indebtedness to capital (line 19 divided by line 10)		1.345

PINNACLE FINANCIAL GROUP, LLC
RECONCILIATION WITH COMPANY'S COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934 (INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2007)

Schedule III

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL

Net capital as reported in Part I of Form X-17A-5	$	36,577
Net audit adjustments:		
Capitalize purchase of leasehold improvements and equipment		25,005
Record accrued interest receivable		3,739
Record equity in loss of jointly owned company		(8,254)
Record depreciation		(10,031)
Adjustment of non-allowable assets		33,210
Adjust gains (losses) on investments		1,890
Adjust prepaid expenses		1,314
Adjust accounts receivable		(11,000)
Other adjustments		474
Net capital as reported on line 10 of Schedule I	$	72,924

RECONCILIATION WITH COMPANY'S COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness as reported in Part IIA of Form X-17A-5	$	95,835
Net audit adjustments:		
Adjust for additional accrued expenses		1,942
Adjust balance of line of credit		281
Other adjustments		-
Total aggregate indebtedness as reported on line 19 of Schedule II	$	98,058

Schedule IV

As more fully described in Note 9 of the notes to financial statements, the Company does not hold funds or securities of customers. Accordingly, the Company is exempt from the requirements to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c-3 based on paragraph K (2) (i) of the rule.

END